

May 13, 2024

Steven T. Gallagher
Chief Accounting Officer
Brixmor Property Group Inc.
450 Lexington Avenue
New York, NY 10017

       Re: Brixmor Property Group Inc.
          Form 10-K for the year ended December 31, 2023
          Filed February 12, 2024
          Form 8-K
          Filed February 12, 2024
          File No. 001-36160

Dear Steven T. Gallagher:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Michael E. McTiernan